SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF AUGUST 2007

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2007

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES REPORTS SECOND QUARTER 2007 FINANCIAL RESULTS

Manila, Philippines 9 August 2007 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the second quarter ended June 30, 2007:

Second Quarter Financial Results

The Company achieved sales revenue in the second quarter of 2007 of $ 22.7 million, representing an increase of 9.7% from the $ 20.7 million in sales revenue from the same period last year, and a decline from the previous quarter’s sales of $ 24.7 million.

During the second quarter of 2007, sales of power semiconductors were weaker than expected due to inventory adjustments in one of our key packages to a major customer in the appliance market. Additionally, we witnessed an overall flat demand from our other customers in the consumer electronic and motherboard markets.

In terms of sales, our top five customers in the second quarter of 2007 (in alphabetical order) were Infineon Technologies, NXP Semiconductors (formerly Philips Semiconductor), ON Semiconductors, Power Integrations, and ST Microelectronics, which remained unchanged from the previous year. Going forward, PSi will continue to focus on developing strategic partnerships with new customers, particularly for our new package family of Power QFN.

PSi continued to be confronted with the appreciation of the Philippine currency in the second quarter of 2007, which had a negative impact on our gross profit for the period. Comparing the second quarters of 2006 and 2007, we have experienced a shift in the value of the Philippine peso against the U.S. dollar from Php 52.24 to Php 46.87 (approximately a 10% appreciation). We have offset this increase in part through continued focus on cost reduction, efficiency, and productivity improvement programs.

The continued appreciation of the Philippine peso impacted our profit margins, resulting in a drop in EBITDA, gross profit, and operating loss from $ 2.6 million, $ 1.3 million, and $ 0.8 million in the first quarter of 2007 to $ 1.8 million, $ 0.8 million, and $ 1.4 million in the second quarter of 2007, respectively.

Net other expenses increased to $ 1.3 million in the second quarter of 2007 from $ 0.9 million in the previous quarter, representing an increase in foreign exchange losses arising from the continued appreciation of the Philippine peso versus the U.S. dollar. Of the $ 1.3 million net other expenses in the second quarter of 2007, $ 0.6 million was cost arising from the outstanding Exchangeable Notes, and $ 0.3 million was in relation to interest and bank charges arising from our outstanding short term loans and trust receipts payable.

Year To Date Financial Results

Sales revenue was $ 47.4 million in the first six months of 2007, representing an increase of 10.5% over the $ 42.9 million in sales revenue booked in the same period in 2006. Excluding the $ 2.2 million sales revenue that our now-closed China operations contributed to sales in 2006, revenues from Philippine operations alone have therefore grown by 16.6% over the corresponding period in 2006.

We were not spared from the continued appreciation of the Philippine peso and the increase in copper prices in the first quarter of 2007. These external factors had a negative impact on our gross profit and EBITDA. Comparing the first halves of 2006 and 2007, we witnessed the continued appreciation of the Philippine peso versus the U.S. dollar from Php 52.10 to Php 47.73 (9.2% appreciation). Likewise, copper prices rose from $ 4.10/kg in the first quarter of 2006 to $ 7.40/kg (80% increase). We have offset these increases through continued focus on cost reductions, efficiency, and productivity improvement programs. Additionally, we have forged agreements with all our major customers to absorb the copper price increases effective from the last month of the second quarter onward.

With these significant external factors, our gross profit for the first half of 2007 was $ 2.1 million compared to $ 2.3 million from the same period of the previous year. Similarly, EBITDA was $ 4.3 million in the first half of 2007 compared to $ 5 million in the corresponding period from 2006 and operating loss was $ 2.3 million compared to $ 2 million.

Balance Sheet Highlights

Our current liabilities decreased by $ 6.4 million from $ 37.8 million as of December 31, 2006 to $ 31.4 million as of June 30, 2007. This reduction, in addition to other expenditures, contributed to a reduction in our cash level to $ 1.9 million.

New acquisitions in property, plant and equipment totaled $ 1 million during the first half of 2007 mostly related to machinery and equipment upgrade to remove capacity bottlenecks.

The long-term liability account of $ 5.7 million is the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

As of June 30, 2007, tangible book value was $ 0.90 per share based on 13,289,525 issued and outstanding common shares.

Business Outlook

Arthur J. Young, Jr., Chairman and CEO said, “While the first half of the year has been a challenging period in our financial recovery process, we have continued to make considerable progress in our operational performance to our end customers. We have improved our operational indices with our key customers and have further solidified our leading market position with them. While we do remain cautious with respect to the market developments for the balance of the year, we continue to expect to return to growth through the balance of the third and fourth quarters leading to improved financial results.

Gordon J. Stevenson, EVP and COO remarked, “Our focus in operations remains on factors we can directly control, so while the appreciation of the peso continues to offer a challenge, more aggressive cost reduction actions are being introduced and executed with precision. The continued success of our Quality First Strategy introduced during 2006 is now evident and exemplified by the prestigious Best Suppliers Award that Infineon bestowed on PSi in May 2007. This is the second award received from valued customers during the first half of 2007. In addition, the pace of improvement in operations continues to gain momentum as we attained 2nd place (out of 15) in overall ranking from a key customer during the second quarter of 2007. These welcome achievements have a positive strategic importance for PSi, positioning us firmly as one of the preferred suppliers in our industry and further developing valued partnerships with our customers as we move forward beyond 2007.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products.

For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Francis Suarez	Lasse Glassen
(63 2) 838 4872	(310) 854 8313
fhsuarez@psitechnologies.com.ph	lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			For the Six Months Ended
	30-Jun-07	31-Mar-07	30-Jun-06	30-Jun-07	June 30 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES	$22,675,639	$24,678,665	$20,738,843	$47,354,304	$42,867,889
COST OF SALES	18,818,243	20,069,895	16,550,899	38,888,139	33,940,243
DEPRECIATION	3,036,396	3,296,075	3,340,935	6,332,471	6,665,023

GROSS PROFIT (LOSS)	821,000	1,312,695	847,009	2,133,694	2,262,622

OPERATING EXPENSES
Research and development	274,256	251,799	265,378	526,055	486,022
Stock compensation cost	29,227	29,227	39,992	58,453	99,980
Administrative expenses	1,660,905	1,648,005	1,528,986	3,308,910	3,295,263
Marketing expenses	225,038	229,475	169,504	454,513	334,481

Total Operating Expenses	2,189,426	2,158,506	2,003,861	4,347,931	4,215,746

LOSS FROM OPERATIONS	(1,368,426)	(845,811)	(1,156,852)	(2,214,237)	(1,953,125)

Interest and bank charges-net	(336,662)	(252,664)	(268,776)	(589,326)	(528,292)
Foreign exchange gains(losses)-net	(472,747)	(133,033)	95,306	(605,780)	(120,853)
Lease income	41,370	41,370	—	82,740	—
Exchangeable Note interest and financing charges	(612,979)	(616,929)	(565,689)	(1,229,908)	(1,127,321)
Loss on discontinued operation and special charges	—	—	—	—	(757,753)
Miscellaneous	35,267	12,263	(2,934)	47,530	4,816

Net Other Expense	(1,345,751)	(948,993)	(742,093)	(2,294,744)	(2,529,403)

NET LOSS	$(2,714,177)	$(1,794,804)	$(1,898,945)	$(4,508,981)	$(4,482,528)

EBITDA	$1,775,815	$2,558,649	$2,424,527	$4,334,464	$4,992,729
No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS-based on Outstanding Shares	(0.20)	(0.14)	(0.14)	(0.34)	(0.34)

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Jun-07	31-Dec-06
	Unaudited	Audited
ASSETS
Current Assets
Cash	$1,867,676	$3,270,042
Restricted Cash	—	102,969
Accounts receivable-net	13,130,784	14,643,596
Inventories-net	4,415,250	5,901,366
Other current assets-net	843,700	482,629

Total Current Assets	20,257,410	24,400,602

Noncurrent Assets
Property, plant and equipment-net	30,921,482	36,099,471
Other noncurrent assets-net	1,310,013	1,277,391

Total Noncurrent Assets	32,231,495	37,376,862

	$52,488,905	$61,777,464

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$19,772,369	$24,604,664
Accounts payable CAPEX	558,143	2,509,204
Loans Payable	10,680,000	10,524,743
Trust receipts payable	390,031	39,998
Income tax payable	—	114,773

Total Current Liabilities	31,400,543	37,793,382

Noncurrent Liabilities
Exchangeable Note	5,659,880	4,541,506
Accrued retirement benefit cost	3,529,277	3,092,841

Total Noncurrent Liabilities	9,189,157	7,634,347

Stockhoders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,603,039	79,544,586
Other comprehensive loss	(2,055,236)	(2,055,236)
Deficit	(66,239,416)	(61,730,435)

Total Stockholders’ Equity	11,899,205	16,349,734

	$52,488,905	$61,777,464

	0	0

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Three Months Ended June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,508,981)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,571,781
Interest on exchangeable notes converted to principal	649,604
Stock compensation costs	58,453
Amortization of debt issuance costs and discount	478,377
Accretion of interest receivable from sale of land, building and improvements	(30,281)
Accretion of interest receivable from Manila Electric Company	(14,589)
Provision for pension expense	339,450
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	1,677,082
Inventories	1,486,115
Other current assets	(361,071)
Decrease in trade and other payables	(7,050,888)

Net cash provided by (used in) operating activities	(704,948)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(955,050)
Decrease (increase) in other noncurrent assets	(42,228)

Net cash used in investing activities	(997,278)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	350,033
Net proceeds from (payments of) loans payable	155,257
Decrease in restricted cash	102,969
Net cash provided by financing activities	608,259
NET INCREASE (DECREASE) IN CASH	(1,093,967)
CASH AT BEGINNING OF YEAR	3,270,042

CASH AT END OF YEAR	2,176,075

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	558,143